UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
IGM BIOSCIENCES, INC.
(Name of Subject Company (Issuer))
CONCENTRA BIOSCIENCES, LLC
(Name of Filing Persons (Co-Offeror 1))
CONCENTRA MERGER SUB V, INC.
(Name of Filing Persons (Co-Offeror 2))
TANG CAPITAL PARTNERS, LP
(Name of Filing Persons (Co-Offeror 3))
TANG CAPITAL MANAGEMENT, LLC
(Name of Filing Persons (Co-Offeror 4))
Common Stock, Par Value $0.01 Per Share
(Title of Class of Securities)
449585108
(CUSIP Number of Class of Securities)
Kevin Tang
Concentra Biosciences, LLC
4747 Executive Drive, Suite 210
San Diego, California 92121
Tel. (858) 281-5372
(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of Filing Persons)
Copies to:
Ryan A. Murr
Gibson, Dunn & Crutcher LLP
One Embarcadero Center, Suite 2600
San Francisco, CA 94111
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.  ☐
Check the appropriate boxes below to designate any transactions to which the statement relates:
☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐
If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:
☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 13d-1(d) (Cross-Border Third-Party Tender Offer)

This Tender Offer Statement on Schedule TO (this “Schedule TO”) relates to the offer (the “Offer”) by Concentra Biosciences, LLC, a Delaware limited liability company (“Parent” or “Purchaser”), to purchase all of the issued and outstanding shares of voting and non-voting common stock, par value $0.01 per share (“Shares”), of IGM Biosciences, Inc., a Delaware corporation (“IGM”), for: (i) $1.247 per Share in cash (the “Cash Amount”); plus (ii) one non-transferable contractual contingent value right for each Share (each, a “CVR,” and each CVR together with the Cash Amount, the “Offer Price”), all upon the terms and subject to the conditions described in the Offer to Purchase (together with any amendments or supplements hereto, the “Offer to Purchase”) and in the related Letter of Transmittal (together with any amendments or supplements thereto, the “Letter of Transmittal”), copies of which are attached hereto as Exhibits (a)(1)(A) and (a)(1)(B), respectively. The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of July 1, 2025 (together with any amendments or supplements thereto, the “Merger Agreement”), among IGM, Parent and Concentra Merger Sub V, Inc., a Delaware corporation (“Merger Sub”) and a wholly owned subsidiary of Parent, a copy of which is filed as Exhibit (d)(1) hereto and incorporated herein by reference with respect to Items 4 through 11 of this Schedule TO. Capitalized terms used but not otherwise defined herein have the meanings ascribed thereto in the Merger Agreement.
All of the information set forth in the Offer to Purchase is incorporated by reference herein in response to Items 1 through 9 and Item 11 of this Schedule TO and is supplemented by the information specifically provided in this Schedule TO.
ITEM 1.	SUMMARY TERM SHEET.
The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet” is incorporated herein by reference.
ITEM 2.	SUBJECT COMPANY INFORMATION.
(a) The subject company and the issuer of the securities subject to the Offer is IGM. IGM terminated its lease agreements for office space and, accordingly, IGM does not maintain headquarters. For purposes of compliance with applicable requirements of the Securities Act of 1933, as amended, and Securities Exchange Act of 1934, as amended, any stockholder communication required to be sent to IGM’s principal executive offices may be sent to IGM Biosciences, Inc., 3 East Third Avenue, Suite 200, San Mateo, California 94401. IGM’s telephone number is (650) 965-7873.
(b) This Schedule TO relates to the Shares. According to IGM as of the close of business on June 27, 2025, there were: (i) 60,189,151 Shares issued and outstanding (34,802,168 shares of voting common stock and 25,386,983 shares of non-voting common stock); (ii) no Shares held by IGM in its treasury; (iii) 4,308,913 Shares subject to outstanding Company Stock Options with a weighted-average exercise price of approximately $16.27 per share, 96,328 of which were In-the-Money Options with a weighted-average exercise price of approximately $1.00 per share; (iv) 1,030,014 Shares subject to outstanding Company Restricted Stock Units; and (v) 1,334,332 Shares subject to Company Pre-Funded Warrants, with an exercise price of $0.01 per Share.
(c) The information concerning the principal market on which the Shares are traded, and certain high and low sales prices for the Shares in the principal market in which the Shares are traded set forth in “Special Factors—Section 4. Price Range of Shares; Dividends” of the Offer to Purchase, are incorporated herein by reference.
ITEM 3.	IDENTITY AND BACKGROUND OF FILING PERSON.
(a)–(c) The filing companies of this Schedule TO, Parent, Merger Sub, TCP (as defined below) and TCM (as defined below). Each of Parent’s, Merger Sub’s, TCP’s and TCM’s principal executive office is located at 4747 Executive Drive, Suite 210, San Diego, California 92121. Each of Parent’s and Merger Sub’s telephone number is (858) 281-5372. Each of TCP’s and TCM’s telephone number is (858) 200-3830.
Parent was formed under the laws of the State of Delaware on March 8, 2023 and its principal business is currently to consummate the Offer and effect the Merger pursuant to the Merger Agreement, and to perform its obligations under the contingent value rights agreement, which is in substantially the form attached as Exhibit D to the Merger Agreement (the “CVR Agreement”), following the Merger when IGM is a wholly owned subsidiary of Parent and the surviving entity from the Merger. The executive officers of Parent are: (i) Mr. Tang,

Chief Executive Officer; (ii) Michael Hearne, Chief Financial Officer; (iii) Ryan Cole, Chief Operating Officer; (iv) Stew Kroll, Chief Development Officer; and (v) Thomas Wei, Chief Business Officer. Each executive officer of Parent is a United States citizen and has a business address located at 4747 Executive Drive, Suite 210, San Diego, California 92121.
Merger Sub was incorporated under the laws of the State of Delaware on May 19, 2025 for the purpose of consummating and effecting the Merger pursuant to the Merger Agreement. Kevin Tang is the sole director of Merger Sub, and the executive officers of Merger Sub are: (i) Mr. Tang, Chief Executive Officer; (ii) Michael Hearne, Chief Financial Officer; (iii) Ryan Cole, Chief Operating Officer; (iv) Stew Kroll, Chief Development Officer; and (v) Thomas Wei, Chief Business Officer. Each executive officer of Merger Sub is a United States citizen and has a business address located at 4747 Executive Drive, Suite 210, San Diego, California 92121.
Tang Capital Partners, LP (“TCP”) was formed under the laws of the State of Delaware on August 16, 2002, and is the sole member of Parent. Its principal business is a life sciences-focused investment company.
Tang Capital Management, LLC (“TCM”) was formed under the laws of the State of Delaware on December 19, 2012. TCM is the sole manager of Parent and general partner of TCP. Its principal business is a life sciences-focused investment management company. Mr. Tang is the sole manager of TCM. The executive officers of TCM are: (i) Mr. Tang, President; (ii) Michael Hearne, Chief Financial Officer; and (iii) Ryan Cole, Chief Operating Officer. Each executive officer of TCM is a United States citizen and has a business address located at 4747 Executive Drive, Suite 210, San Diego, California 92121.
The information set forth in “The Tender Offer—Section 6. Certain Information Concerning Parent and Merger Sub” and Schedule A of the Offer to Purchase is incorporated herein by reference.
ITEM 4.	TERMS OF THE TRANSACTION.
(a)(1)(i)-(viii), (x), (xii), (a)(2)(i)-(v), (vii) The information set forth in the Offer to Purchase is incorporated herein by reference.
(a)(1)(ix), (xi), (a)(2)(vi) Not applicable.
ITEM 5.	PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.
(a), (b) The information set forth in “Special Factors—Section 1. Background of the Offer; Contacts with IGM,” “Special Factors—Section 2. Purpose of the Offer and Plans for IGM” “The Tender Offer—Section 5. Certain Information Concerning IGM” “The Tender Offer—Section 6. Certain Information Concerning Parent and Merger Sub” and Schedule A of the Offer to Purchase is incorporated herein by reference.
ITEM 6.	PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.
(a), (c)(1)–(7) The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet” and “Introduction” and in “Special Factors—Section 2. Purpose of the Offer and Plans for IGM” “Special Factors—Section 5. Price Range of Shares; Dividends,” “Special Factors—Section 5. Possible Effects of the Offer on the Market for the Shares; Nasdaq Listing; Exchange Act Registration and Margin Regulations,” “The Tender Offer—Section 1. Terms of the Offer” and “The Tender Offer—Section 7. Summary of the Merger Agreement and Certain Other Agreements” of the Offer to Purchase is incorporated herein by reference.
ITEM 7.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
(a), (d) The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet” and in “The Tender Offer—Section 8. Source and Amount of Funds” of the Offer to Purchase is incorporated herein by reference.
(b) The Offer is not subject to a financing condition.
ITEM 8.	INTEREST IN SECURITIES OF THE SUBJECT COMPANY.
The information set forth in “Special Factors—Section 2. Purpose of the Offer and Plans for IGM” “The Tender Offer—Section 6. Certain Information Concerning Parent and Merger Sub” and Schedule A—“Information Concerning Members of the Boards of Directors and the Executive Officers of Parent, Merger Sub and the Guarantor” of the Offer to Purchase and Item 3—“Identity and Background of the Filing Person” hereof is incorporated herein by reference.

ITEM 9.	PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.
(a) The information set forth in the section of the Offer to Purchase titled “Introduction” and in “Special Factors—Section 1. Background of the Offer; Contacts with IGM” “The Tender Offer—Section 3. Procedures for Tendering Shares” and “The Tender Offer—Section 12. Fees and Expenses” of the Offer to Purchase is incorporated herein by reference.
ITEM 10.	FINANCIAL STATEMENTS.
Not applicable. The consideration offered to security holders: (i) consists solely of cash; (ii) any payments of CVR Proceeds will be self-funded (as more fully described in the Offer to Purchase); (iii) the Offer is not subject to any financing condition; and (iv) the offer is for all outstanding securities of the subject class.
ITEM 11.	ADDITIONAL INFORMATION.
(a) The information set forth in “Special Factors—Section 1. Background of the Offer; Contacts with IGM” “Special Factors—Section 2. Purpose of the Offer and Plans for IGM” “Special Factors—Section 5. Possible Effects of the Offer on the Market for the Shares; Nasdaq Listing; Exchange Act Registration and Margin Regulations,” “The Tender Offer—Section 6. Certain Information Concerning Parent and Merger Sub,” “The Tender Offer—Section 7. Summary of the Merger Agreement and Certain Other Agreements” and “The Tender Offer—Section 11. Certain Legal Matters; Regulatory Approvals” of the Offer to Purchase is incorporated herein by reference.
(c) The information set forth in the Offer to Purchase is incorporated herein by reference.
ITEM 12.	EXHIBITS.

Index No.
(a)(1)(A)*	Offer to Purchase, dated July 16, 2025
(a)(1)(B)*	Form of Letter of Transmittal
(a)(1)(C)*	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
(a)(1)(D)*	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
(a)(5)(A)	Press Release of IGM issued on July 1, 2025 (incorporated by reference to Exhibit 99.1 to IGM’s Current Report on Form 8-K (File No. 001-39045) filed with the SEC on July 1, 2025)
(b)	Not applicable
(d)(1)
Agreement and Plan of Merger, dated July 1, 2025, by and among Concentra Biosciences, LLC, Concentra Merger Sub V, Inc. and IGM Biosciences, Inc. (incorporated by reference to Exhibit 2.1 to IGM’s Current Report on Form 8-K (File No. 001-39045) filed with the SEC on July 1, 2025)

(d)(2)*	Confidentiality Agreement dated May 27, 2025 between IGM and Parent
(d)(3)*	Limited Guaranty, dated July 1, 2025
(d)(4)	Form of Contingent Value Rights Agreement (incorporated by reference to Exhibit 10.1 to IGM’s Current Report on Form 8-K (File No. 001-39045) filed with the SEC on July 1, 2025)
(g)	Not applicable
(h)	Not applicable
107*	Filing Fee Table

*	Filed herewith.
ITEM 13.	INFORMATION REQUIRED BY SCHEDULE 13E-3.
Not applicable.

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: July 16, 2025

CONCENTRA BIOSCIENCES, LLC

By:	/s/ Kevin Tang
	Name:	Kevin Tang
	Title:	Chief Executive Officer

CONCENTRA MERGER SUB V, INC.

By:	/s/ Kevin Tang
	Name:	Kevin Tang
	Title:	Chief Executive Officer

TANG CAPITAL PARTNERS, LP

By:	/s/ Kevin Tang
	Name:	Kevin Tang
	Title:	Manager of Tang Capital Management, LLC, General Partner of Tang Capital Partners, LP

TANG CAPITAL MANAGEMENT, LLC

By:	/s/ Kevin Tang
	Name:	Kevin Tang
	Title:	Manager